

UTL, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2018 & 2019



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
UTL, Inc.

We have reviewed the accompanying financial statements of the company which comprise the statement of financial position as of December 31, 2018 & 2019 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
November 7th, 2020
Vincenzo Mongio

Consolidated Statement of Financial Position
Amounts in US Dollars

	Year Ended December 31,	
	2018	**2019**
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	1,707	16,031
TOTAL CURRENT ASSETS	1,707	16,031
PROPERTY AND EQUIPMENT		
Accumulated depreciation	(2,058)	(7,014)
Computer and equipment	18,066	29,486
TOTAL PROPERTY AND EQUIPMENT	16,009	22,472
TOTAL ASSETS	17,716	38,503
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable	-	1,204
Accrued expenses	-	5,446
TOTAL CURRENT LIABILITIES	-	6,650
LONG TERMS LIABILITIES		
Third party loans	-	147,058
Line of credit	-	57,815
TOTAL LONG TERMS LIABILITIES	-	204,873
TOTAL LIABILITIES	-	211,523
EQUITY		
Accumulated paid in capital	91,631	161,652
Accumulated deficit	(73,915)	(334,673)
TOTAL EQUITY	17,716	(173,021)
TOTAL LIABILITIES & EQUITY	17,716	38,503

Consolidated Statement of Operations
Amounts in US Dollars

	Year Ended December 31,	
	2018	**2019**
REVENUE	34,100	43,465
COST OF GOODS SOLD	1,746	3,163
GROSS PROFIT (LOSS)	32,354	40,302
OPERATING EXPENSES		
Advertising & Marketing	17,986	89,573
Selling, General & Administrative	86,225	187,264
Depreciation & Amortization	2,058	4,956
TOTAL OPERATING EXPENSES	106,269	281,794
OPERATING PROFIT (LOSS)	(73,915)	(241,492)
OTHER INCOME/EXPENSES		
Interest Expenses	-	(19,266)
TOTAL OTHER INCOMES/EXPENSES	-	(19,266)
NET OPERATING LOSS	(73,915)	(260,758)

Consolidated Statement of Cash Flows
Amounts in US Dollars

	Year Ended December 31,	
	2018	**2019**
OPERATING ACTIVITIES		
Net Income	(73,915)	(260,758)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Account receivables	-	6,650
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-	6,650
Net Cash provided by Operating Activities	(73,915)	(254,107)
INVESTING ACTIVITIES		
Depreciation	2,058	4,956
Computer and Equipment	(18,066)	(11,420)
Net Cash provided by Investing Activities	(16,009)	(6,464)
FINANCING ACTIVITIES		
Third Party Loans	-	188,688
Line of Credit	-	16,185
Loan from Shareholder	91,631	70,021
Net Cash provided by Financing Activities	91,631	274,894
Cash at the beginning of period	-	1,707
Net Cash increase for period	1,707	14,323
Cash at end of period	1,707	16,031

Consolidated Statement Changes in Shareholder Equity
Amounts in US Dollars

	APIC	Retained Earnings	Total Owners' Equity
Beginning Balance at 1/1/2018	-	-	-
Net Loss		(73,915)	(73,915)
Paid in Capital	91,631		91,631
Ending Balance 12/31/2018	91,631	(73,915)	17,716
Beginning Balance 1/1/2019	91,631	(73,915)	17,716
Net Loss		(260,758)	(260,758)
Paid in Capital	70,021		70,021
Ending Balance 12/31/2019	161,652	(334,673)	(173,021)

UTL, Inc.
Notes to Financial Statements

Note 1 – Organization and Nature of Activities

UTL, Inc. ("the Company") was formed on March 23rd, 2020 under the laws of the State of Delaware. The formation was a result of a merger with Deep end Fitness LLC and Underwater Torpedo League LLC, with UTL, Inc being the surviving entity. The Company earns revenue via the conduct of a novel underwater fitness game and peripheral training courses.

The Company will conduct an equity crowdfunding offering during the fourth quarter of 2020 for the purposes of raising operating capital.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The financials herein represent the consolidated operations of Deep End Fitness LLC and Underwater Torpedo League LLC. Our fiscal year ends on December 31.

Use of Estimates

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the revenues, expenses and provisions and may not culminate in actual performance.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue Recognition

The Company recognize revenues when (a) persuasive evidence that an agreement exists; (b) performance obligations have been satisfied; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

Selling, General, and Administrative

General, and administrative expenses consist of expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Property and Equipment

       The company's property and equipment consist primarily of computer, camera, and workout equipment and are recorded at cost and are not held for sale. The company records depreciation on the straight-line basis over the useful life of the asset which is 5 years.

Income Taxes

       The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Fair Value of Financial Instruments

       Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

       Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable units and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

       Observable inputs include inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

       Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

       Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

       Level 3 - Unobservable inputs which are supported by little or no market activity.

       The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

Note 3 – Debt

3rd Party Loans

       The company has entered into a $150,000 loan agreement with a 3rd party financial institution for the purposes of funding operations. The interest on the loan is 10% with required monthly payments of $1,986 with a maturity date of July 2029.

Lines of Credit

The company has lines of credit with 3rd party financial institutions. The terms of the agreements call for repayment within a year or less at interest rates ranging from 3%-16%.

The company is current on all of its obligations.

Debt Maturities 5 years subsequent to 2019
amounts in US Dollars

Year	Amount
2020	57,815
2021	
2022	
2023	
2024	
Thereafter	147,058

Note 4 – Contingencies, Compliance Laws, and Regulations

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Note 5 - Stockholder's Equity

The company has authorized 10,000,000 of common shares with a par value of $0.0001 per share. 7,200,000 shares were issued to the founders in 2020 and are outstanding as of the date of these financials. In 2018 and 2019 the consolidated financials comprised 2 LLCs. As such, no common stock was issued or outstanding and stockholders equity consisted of paid in capital and accumulated deficit.

Note 6 - Related Party Transactions

None.

Note 7 - Subsequent Events

The Company has evaluated events subsequent to December 31, 2019 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 7th, 2020, the date these financial statements were available to be issued. Through September 2020, the company issued approximately $200k in convertible debt to 3rd parties.

Note 8 - Risks and Uncertainties

Like all businesses, the company is subject to risks and uncertainties, some of which are be described as follows:

COVID-19

Since December 31, 2019 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.

Our future success depends on the efforts of a small management team

The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Note 9 – Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time if they cannot raise the necessary funds until revenue is generated. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.